UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 27, 2016, regarding the restructuring of the total disputes of tax liability and penalties.

Istanbul, October 27, 2016

Announcement Regarding the Restructuring of the Total Disputes of Tax Liability and Penalties

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

In relation to the tax audits conducted for our company, including the ones mentioned in our disclosure dated 2 January 2014, an application in accordance with the Law numbered 6736 on restructuring of public receivables has been made, in order to restructure the total disputes of Special Communication Tax liability and penalties amounting to 455 million TL (exclusive of interest expense) and in addition, other public payables amounting to approximately 20 million TL. It is estimated that the abovementioned disputes and those transactions that are currently under investigation will be settled by payment of the total liability amounting approximately to 130 million TL including domestic PPI, to be paid in cash by 30 November 2016.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 27, 2016	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 27, 2016	By:	/s/Ilter Terzioglu
Name: Ilter Terzioglu Title: Strategy Executive Vice President